

MANAGEMENT REPORT ON THE RESULTS

FOR THE FIRST
QUARTER OF 2016

brf

INDEX

GENERAL INFORMATION

MARKET VALUE

R$41.4 billion
US$11.5 billion

PRICES

BRFS3 R$51.31
BRFS US$14.22

SHARES ISSUED

812,473,246 common shares
5,829,701 treasury shares
Base: March 31, 2016

WEBCAST

Data: April 29, 2016
9:00 a.m. Portuguese
10:30 a.m. English

TELEFONE:

Dial–in with connections in Brazil:
+55 11 31931001 or +55 11 28204001
Dial-in with connections in the United States: +1 8887000802
www.brf-br.com/ri

IR CONTACTS:

Alexandre Borges
CFO and IRO

Elcio Ito
Financial Director

André Mota
Investor Relations Manager

+55 11 23225398
acoes@brf-br.com

SHAREHOLDER LETTER

Dear shareholders,

The first months of 2016 were marked by strategic advances that are important for the process of turning BRF into a global food company. In addition to the acquisitions (Golden Foods Siam – GFS in Thailand, Universal Meats in the United Kingdom, Qatar National Import and Export Co, Al Khan Foodstuff in Oman, and Calchaquí and Campo Austral in Argentina), we entered in important new markets, such as Malaysia and Mexico and accelerated growth in the Middle East, Asia, and Argentina. These advances are fully aligned with our strategy to grow internationally, make advances in the value chain, expand our brands, conquer new markets, and diversify our production base in order to increasingly reduce our exposure to the volatility of cycles and make our results more stable.

This quarter was also marked by an extremely adverse scenario in all regions. We are experiencing one of the most challenging periods in the last decade as a result of a combination of very different events. While the production of chicken in Brazil reached record levels and pressured prices and margins, the price of corn increased exponentially, completely uncorrelated to global prices, resulting in increases of more than 30% compared to the end of 2015. In Brazil, the economic slowdown remains, affecting the consumption of families.

While we recognize that this is a more challenging moment in the short term, we are ever more confident in our long-term strategy. All businesses in which we succeeded in making progress in the distribution chain and improved their mix of products in past years have become very resilient and less volatile, with higher margins compared to previous cycles. This becomes very clear when we compare them with other markets in which we haven't yet made advances in the distribution chain and where we still offer a lower value-added portfolio with less diversification.

In the domestic market, we maintained our initiatives to improve our execution of sales and recover profitability. As announced in 2015, we implemented a significant price increase in January and launched new products, such as Salamitos and Sadia and Perdigão lines of ready-made dishes. We continued to invest in our team and in the continuous improvement of our execution of sales. Accordingly, we started a number of new projects to improve efficiency and the level of service with the sales and logistics teams.

We maintained our CAPEX program of more than R$2 billion to support our global growth and long-term strategy. Undoubtedly, this is only possible given our healthy cash position and our robust financial management of the capital structure. With no deviations from our long-term strategy, we will devote our short-term efforts to intensify the initiatives to reduce costs and expenses and improve even further the commercial and logistics execution of our operations



Abílio Diniz
Chairman of the Board of Directors



Pedro Faria
Global Chief Executive Officer

FINANCIAL HIGHLIGHTS

• Net operating revenues of R$8,120 million, 15.2% higher than in 1Q15;

• Gross profit of R$2,031 million, 6.1% lower than in 1Q15; gross margin of 25.0%, 5.7 p.p. lower than in 1Q15;

• EBITDA of R$1,025 million, 7.8% higher than in 1Q15, with an EBITDA margin of 12.6%, 0.9 p.p. lower than in 1Q15;

• Net income of R$39 million, 91.5% lower than in 1Q15, and net margin of 0.5%, 6.1 p.p. lower than in 1Q15;

• CAPEX of R$608 million in the quarter;

• As adjusted for the (pro forma) impacts of companies acquired in the quarter, we had: (i) a financial cycle of 37.7 days, representing an increase of 5.1 days compared to 1Q15; (ii) free cash flow (FCF) of R$566 million in 1Q16 and R$2,907 million accumulated in the past twelve months; (iii) net financial leverage of 1.69x EBITDA; and (iv) ROIC (Return on Invested Capital) of 12.9% compared to 12.3% in the same period in the previous year.

Key Financial Indicators

Results - R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Gross Revenues	8,095	9,044	9,568	10,527	37,235	9,338	15.4%	(11.3%)
Net Revenues	7,048	7,913	8,281	8,955	32,197	8,120	15.2%	(9.3%)
Gross Profit	2,164	2,525	2,601	2,799	10,089	2,031	(6.1%)	(27.5%)
Gross Margin (%)	30.7%	31.9%	31.4%	31.3%	31.3%	25.0%	(5.7) p.p.	(6.3) p.p.
EBIT	641	1,058	969	1,560	4,228	655	2.2%	(58.0%)
EBIT Margin (%)	9.1%	13.4%	11.7%	17.4%	13.1%	8.1%	(1.0) p.p.	(9.4) p.p.
EBITDA	951	1,380	1,309	1,885	5,525	1,025	7.8%	(45.6%)
EBITDA Margin (%)	13.5%	17.4%	15.8%	21.0%	17.2%	12.6%	(0.9) p.p.	(8.4) p.p.
Net Income	462	364	687	1,415	2,928	39	(91.5%)	(97.2%)
Net Margin (%)	6.5%	4.6%	8.3%	15.8%	9.1%	0.5%	(6.1) p.p.	(15.3) p.p.
Earnings per share[1]	0.54	0.43	0.83	1.75	3.62	0.05	(91.1%)	(97.2%)

[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

1ST QUARTER 2016 RESULTS (1Q16)

Strategic Highlights

• In January 2016, we completed the acquisition of a portion of the business of distribution of frozen food of Qatar National Import and Export Co., a company that operates as a distributor of BRF in Qatar for more than 40 years. The adjusted amount of the transaction totaled US$146 million.

• Also in January 2016, we completed the acquisition of Golden Foods Siam (GFS) for the adjusted amount of US$349 million. GFS is one of the leaders in the poultry production market in Thailand, with integrated operations and significant exports to Europe and Asia.

• Early February 2016, we announced the conclusion of the acquisition of Universal Meats, a food distributor in the United Kingdom that focuses on the food services segment, for the adjusted amount of £32 million. This acquisition, together with Invicta and GFS, strengthens our leadership strategy in the segment in the region.

• In February 2016, we informed the conclusion of the qualification process of three plants to export to China. The units in Toledo (State of Paraná) and Marau (State of Rio Grande do Sul) are ready to export in-natura chicken and the unit in Campos Novos (State of Santa Catarina) is ready to export pork.

• In March 2016, we sent the first shipments to Mexico, following the qualification of five of our plants at the end of 2015. This marked the beginning of business relations with a promising market.

• In March 2016, following the qualification of four of our plants to export products to Malaysia, we opened a business office in the country to strengthen our local presence.

• Also in March 2016, we announced the acquisition of Calchaquí for approximately US$105 million and, in April, we completed the acquisition of Campo Austral for an adjusted amount of US$75.5 million. Both companies are references in the pork and cold cuts market in Argentina, and their production, portfolio of products and brands are highly complementary.

Subsequent Events

• In April 2016, we announced the acquisition, for R$20.2 million, of Globosuínos, a company that produces hogs in Toledo, State of Paraná, the same city where we operate one of our largest industrial pork plants..

• In April 2016, at the Annual and Extraordinary Shareholders' Meeting (AGO/E), we approved the updating and modernization of our Bylaws, making governance rules clearer and more assertive. We reorganized the duties of the Board of Directors, and provided for the acts practiced by controlled companies and subsidiaries, supporting the global expansion of the Company.

• In April 2016, we also completed the issuance of Agribusiness Receivables Certificate (Certificados de Recebíveis do Agronegócio – CRA) in the amount of R$1 billion at an interest rate of 96.5% of the CDI rate, maturing in three years.

• Finally, in April we also announced the increase of our participation from 40% to 100% in AKF, a distributor in Oman, for the adjusted amount of US$32.6 million.

INDUSTRY SCENARIO AND DYNAMICS

A combination of industry conditions and the adverse Brazilian macroeconomic scenario resulted in a more challenging chicken cycle than we had anticipated, as follows: (i) production and placement of chicks increased at record levels, resulting in excess supply; (ii) U.S. dollar prices decreased in international markets while the Real appreciated; and (iii) the corn cost in the Brazilian market continued to rise, in disassociation with international prices.

As of the beginning of 2015, the progressive increase in margins, in Reais, of Brazilian chicken producers, primarily as a result of the depreciation of the Real, encouraged an increase in the production and placement of chicks. This scenario remained the same throughout 2015 and was intensified in the beginning of 2016, reaching production record levels. According to data from the Brazilian Association of Producers of Broilers (Associação Brasileira de Produtores de Pintos de Corte – APINCO), the production of chicken in the twelve-month period ended March 2016 was 7.4% above the average of the past four years, and the placement of chicks in the twelve-month period ended February 2016 was 6.1% above the average of the past four years. As a result, the high volumes of chicken available for exports (+13.3% 1Q16 vs. 1Q15) as well as for distribution in the domestic market (+2.6% 1Q16 vs. 1Q15) show that we are in a scenario of excess supply.

Although the in-natura chicken market in Brazil and internationally have different business and competition dynamics, there are connected vessels among them. Margins in both markets tend to balance in time and eliminate potential arbitrations and distortions between markets.

In this dynamics, exchange rate variations are one element that direct the sales of Brazilian producers. Historical cycles indicate that margins are more affected during exchange rate fluctuations rather than the change itself. When exchange rates undergo sudden appreciation, as occurred in the past quarter, the pressure on margins in Reais increases and intensifies. It is worth noting that, from a long-term perspective, momentaeous fluctuations do not structurally change margins in Reais.


Average Price for the Brazilian Chicken Exports (US$/Kg)
2.5
2.3
2.1
1.9
1.7
1.5
1.3
Average: 1.8
jan/12
mar/12
may/12
jul/12
sep/12
nov/12
jan/13
mar/13
may/13
jul/13
sep/13
nov/13
jan/14
mar/14
may/14
jul/14
sep/14
nov/14
jan/15
mar/15
may/15
jul/15
sep/15
nov/15
jan/16
mar/16

Source: SECEX

INDUSTRY SCENARIO AND DYNAMICS

At the same time, average corn prices in the local market significantly increased as of the end of 2015 (+59% 1Q16 vs. 1Q15; +32% 1Q16 vs. 4Q15), primarily due to excess exports in 2015, resulting in a low level of inventories in 1Q16.

It is important to note that this increase was exclusively a Brazilian event, which generated a historical disassociation between the price of corn in Reais in the Brazilian market and the global market. The result was a loss of competitiveness in terms of costs in the Brazilian market compared to other countries.


Corn price/bag (R$)
Price of Corn in Brazil vs. CBOT
Spread (R$)
Spread (Brazilian Corn - CBOT Corn)
Local Market Average (R$)
CBOT
50
45
40
35
30
25
20
15
10
5
0
45
35
25
15
5
-5
mar/09
jul/09
nov/09
mar/10
jul/10
nov/10
mar/11
jul/11
nov/11
mar/12
jul/12
nov/12
mar/13
jul/13
nov/13
mar/14
jul/14
nov/14
mar/15
jul/15
nov/15
mar/16

Source: ESALQ, Bloomberg

Note: Units taken into account for average Corn prices: Cascavel, Chapecó, Mogiana, North of Paraná, Passo Fundo, Ponta Grossa, Recife, Rio Verde, Sorocabana, Sorriso, Southwest of Paraná, and Triângulo Mineiro region.

While we recognize that this cycle is more challenging than anticipated, we remain confident in our long-term strategy to strengthen our presence in the markets where we operate. All businesses in which we made progress in the distribution chain and improved their mix of products have already become more resilient. For example, in the Middle East region, where approximately 55% of sales in 1Q16 were made through our own local distribution operations (compared to 29% in 1Q14), we had an average gross margin that was approximately 15p.p. higher than the margins of direct exports of in-natura products from Brazil. This difference in margin reached approximately 8p.p. in 2015.

1Q16 CONSOLIDATED RESULT

Net Operating Revenues (NOR)

In 1Q16, the consolidated net operating revenues of BRF totaled R$8.1 billion (+15.2% y/y), driven by higher average prices (+11.5% y/y) and volumes (+3.4% y/y). In addition to the organic growth, the result improved as a result of the qualifications of new export plants and recent acquisitions (especially the acquisition of Universal and GFS), whose results were partially consolidated in 1Q16.

Volumes - Thousand Tons	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Poultry (In Natura)	467	495	490	491	1,944	477	2.0%	(2.9%)
Pork and Others (In Natura)	53	70	75	75	273	85	60.7%	13.4%
Processed foods	499	518	523	575	2,116	466	(6.5%)	(18.9%)
Others Sales	42	36	53	52	182	69	63.5%	33.4%
Total	**1,061**	**1,120**	**1,141**	**1,193**	**4,515**	**1,097**	**3.4%**	**(8.0%)**
NOR - R$ Million	**7,048**	**7,913**	**8,281**	**8,955**	**32,197**	**8,120**	**15.2%**	**(9.3%)**
Average Price (NOR)	6.64	7.07	7.26	7.51	7.13	7.40	11.5%	(1.4%)

Gross Profit

The circumstances that negatively affected the chicken segment were reflected in the results of the Company, resulting in a decrease of 5.7p.p. y/y in gross margin, which reached 25.0% in 1Q16. The 11.5% increase y/y in average prices was more than offset by a 20.6% decrease in average COGS per kg.

Gross Profit - R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Gross Profit	2,164	2,525	2,601	2,799	10,089	2,031	(6.1%)	(27.5%)
Gross Margin (%)	30.7%	31.9%	31.4%	31.3%	31.3%	25.0%	(5.7) p.p.	(6.3) p.p.

1Q16 CONSOLIDATED RESULT

Operating Expenses

In 1Q16, SG&A expenses increased by 12.6% compared to the same period in the previous year. However, as a percentage of NOR, SG&A expenses improved by 0.4 p.p. compared to the same period in the previous year, due to a control of the Company's operating expenses, primarily supported by our Zero-Based Budgeting (ZBB) program. Accordingly, despite the significant negative impact of seafreight and operating expenses expressed in U.S. dollars, representing 20% of total operating expenses, together with the recent acquisitions and advances in direct sales, we maintained our operating expenses within historical levels and under control.

Operating Expenses - R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Selling Expenses	(1,084)	(1,154)	(1,237)	(1,331)	(4,806)	(1,208)	11.4%	(9.2%)
% of the NOR	15.4%	14.6%	14.9%	14.9%	14.9%	14.9%	(0.5) p.p.	0.0 p.p.
General and Administrative Expenses	(108)	(115)	(143)	(140)	(506)	(134)	24.4%	(4.6%)
% of the NOR	1.5%	1.5%	1.7%	1.6%	1.6%	1.6%	0.1 p.p.	0.1 p.p.
Operating Expenses	**(1,191)**	**(1,269)**	**(1,381)**	**(1,471)**	**(5,312)**	**(1,341)**	**12.6%**	**(8.8%)**
% of the NOR	16.9%	16.0%	16.7%	16.4%	16.5%	16.5%	(0.4) p.p.	0.0 p.p.

Other Operating Results

In 1Q16, the Company's Other Operating Results totaled an expense of R$46 million. In this quarter, no significant non-recurring events affected the Company's results, as opposed to 1Q15 and 4Q15.

It is worth noting that, in 1Q15, the Company's non-recurring expenses totaled R$147 million, primarily due to the impacts of the strike of truck drivers, restructuring expenses, and tax adjustments. In 4Q15, on the other hand, the Company's non-recurring revenues totaled R$309 million, primarily due to the net gain from the accounting reclassification of Minerva and the recovery of tax expenses.

Other Operating Results - R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Other Operating Revenues	15	30	191	331	567	47	210.2%	(85.9%)
Other Operating Expenses	(288)	(219)	(400)	(105)	(1,011)	(93)	(67.7%)	(11.1%)
Other Operating Results	(273)	(189)	(209)	226	(445)	(46)	(83.0%)	(120.5%)
% of the NOR	(3.9%)	(2.4%)	(2.5%)	2.5%	(1.4%)	(0.6%)	3.3 p.p.	(1.2) p.p.

1Q16 CONSOLIDATED RESULT

EBIT

Consolidated EBIT totaled R$655 million in 1Q16 (+2.2% y/y). The improvements in the Other Operating Results and Equity Income (no longer affected by the equity interest in Minerva) lines offset a portion of the decrease in gross margin, leading to a consolidated EBIT margin of 8.1% (-1.0 p.p. y/y).

EBIT - R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Gross Profit	2,164	2,525	2,601	2,799	10,089	2,031	(6.1%)	(27.5%)
Operating Expenses	(1,191)	(1,269)	(1,381)	(1,471)	(5,312)	(1,341)	12.6%	(8.8%)
Other Operating Results	(273)	(189)	(209)	226	(445)	(46)	(83.0%)	(120.5%)
Equity Income	(59)	(8)	(43)	6	(104)	12	(120.7%)	107.6%
EBIT	**641**	**1,058**	**969**	**1,560**	**4,228**	**655**	**2.2%**	**(58.0%)**
EBIT Margin (%)	**9.1%**	**13.4%**	**11.7%**	**17.4%**	**13.1%**	**8.1%**	**(1.0) p.p.**	**(9.4) p.p.**

Financial Result

Financial result is a combination of a number of factors that may be classified under the following main categories: (i) net interest on debt/investments; (ii) adjustment to present value of assets and liabilities; (iii) interest and/or adjustment for inflation of assets/liabilities, taxes, commissions; and (iv) exchange rate variation, among others.

Although changes in numbers are significant between quarters, whether for exchange rate reasons or due to other specific events, it is important to consider the scale of some numbers. In 1Q16, net financial expenses totaled R$604 million. In accordance with our indebtedness/cash profile, and considering a cost of debt of approximately 9.5% in Reais and 4.6% in U.S. dollars, the Company had net interest of approximately R$260 million in 1Q16. Considering the size of the current business and terms currently applied for suppliers and customers, the adjustment to present value had a negative impact of approximately R$75 million in the quarter. Interest and/or adjustment for inflation of assets and liabilities, taxes, and commissions totaled an expense of R$67 million.

The exchange rate and others item caused the largest impact in the quarter, totaling an expense of R$202 million. Undoubtedly, this is the most difficult item to predict because, on the exchange rate exposure of the balance sheet, the exchange rate volatility throughout the months and quarters can have a significant impact considering our high level of international trade and transactions in various currencies. In our hedge strategy, we actively seek to match these assets and liabilities in order to achieve a neutral balance sheet (BRF has around US$3 billion in assets and US$3 billion in liabilities in foreign currency). But this process is not perfect and we may have occasional mismatches over time that generate exchange rate impacts.

1Q16 CONSOLIDATED RESULT

In addition to negative exchange rate results due to a high exchange rate volatility that we saw during this quarter, we also had a specific impact due to an average position of long dollar of around US$200 million regarding the payments of acquisitions, which negatively impact our results in approximately R$90 million. In 1Q16, the long currency exposure at the end of the quarter was US$147 million.

In addition, we built a long position of corn at the Chicago Stock Exchange as part of our hedge policy of commodities, to protect ourselves from potential increases in the price of corn in the Brazilian market. In the end our hedge didn't work because in reality we saw a detachment of the price of corn in Brazil compared with the price of corn in Chicago in reais. This ineffectiveness of our corn hedge negatively impacted our financial results in R$50 million.

Considering the current exchange rate volatility, it is important to highlight BRF's hedging policy (IR website). We structurally have revenues in strong currencies that are higher than our natural hedging (costs and expenses) and, therefore, we are net exporters. To hedge our results in Reais, we enter into U.S. dollars futures transactions to reduce our exposure to exchange rate variations, through basic instruments, at no financial leverage, designed as hedge accounting. At the maturity dates of the hedging instruments, result is allocated to operating revenues (accounting treatment of hedging instruments).

The main difference in 1Q16 compared to 4Q15 concerns the exchange rate variation mentioned above. In 1Q15, in addition to the impact of the exchange rate, we had an specific gain in 1Q15 resulting from the exchange rate imbedded in the sale of the dairy division for R$346 million.

R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Financial Income	1,877	(345)	1,700	124	3,355	953	(49.2%)	670.5%
Financial Expenses	(1,984)	(311)	(2,225)	(505)	(5,025)	(1,557)	(21.5%)	208.5%
Net Financial Result	(108)	(657)	(525)	(381)	(1,670)	(604)	461.9%	58.5%

Net Income

Our net income was negatively affected by net financial expense for the quarter and by a higher effective tax rate. In the quarter, the effective tax rate was 18% and totaled -R$9.3 million. Accordingly, in 1Q16, net income totaled R$39 million (-91.5% y/y), with a net margin of 0.5% (-6.1p.p. y/y).

R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Net Income	462	364	687	1,415	2,928	39	(91.5%)	(97.2%)
Net Margin (%)	6.5%	4.6%	8.3%	15.8%	9.1%	0.5%	(6.1) p.p.	(15.3)p.p.
Earnings per share1	0.54	0.43	0.83	1.75	3.62	0.05	(91.1%)	(97.2%)

1Q16 CONSOLIDATED RESULT

EBITDA

In 1Q16, the Company's Consolidated EBITDA totaled R$1.025 million (+7.8% y/y). Nonetheless, consolidated EBITDA margin decreased by 0.9 p.p. y/y, primarily pressured by the decrease in margin in international regions.

It is worth noting that, even at a moment of downward trend in the chicken cycle, the Company's EBITDA margin is 3.8p.p. above the average for 2012 and 7.3p.p. above the average for 2009, periods when the sector also faced a challenging scenario.

EBITDA - R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Net Income	462	364	687	1,415	2,928	39	(91.5%)	(97.2%)
Income Tax and Social Contribution	72	29	(235)	(255)	(390)	9	(87.0%)	(103.7%)
Net Financial	108	657	525	381	1,670	604	461.9%	58.5%
Depreciation and Amortization	310	330	332	344	1,317	372	20.0%	8.3%
EBITDA	**951**	**1,380**	**1,309**	**1,885**	**5,525**	**1,025**	**7.8%**	**(45.6%)**
EBITDA Margin (%)	**13.5%**	**17.4%**	**15.8%**	**21.0%**	**17.2%**	**12.6%**	**(0.9) p.p.**	**(8.4) p.p.**



EBITDA Margin Evolution (%)
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
Average
Average 2009
Average 2010
Average 2011
Average 2012
Average 2013
Average 2014
Average 2015
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16

Source: BRF

Note: EBITDA margin from 2009 to 2011 includes dairy operations. EBITDA margin from 2012 onwards refers only to continued operations.

PERFORMANCE BY REGION

In order to provide more transparency and a better understanding of the Company's results to all stakeholders, we report gross profit and EBITDA (and their respective margins) by region. Moreover, we report the results from Africa as an individual region. We will also segregate the volume and results of non-core products in "Other Segments." Finally, the non-recurring impacts, whether extraordinary or not directly associated with the regions, will be classified as "Corporate," in order to show numbers that better reflect the operating performance of each region.

Accordingly, the 2015 numbers were adjusted according to this new segment classification and are set forth below.

Results by region 1Q16	Total	Brazil	MENA	Asia	Europe/ Eurasia	LATAM	Africa	Other Segments	Corporate
Volume (Thousand Tons)	1,097	484	227	161	93	49	37	46	-
NOR (R$, Million)	8,120	3,541	1,584	1,071	958	438	176	353	-
Average Price NOR - R$	7.40	7.31	6.99	6.67	10.27	8.87	4.77	7.72	-
Gross Profit (R$, Million)	2,031	1,031	447	212	168	83	48	42	
Gross Margin (%)	25.0%	29.1%	28.2%	19.8%	17.6%	19.0%	27.1%	12.0%	-
EBIT (R$, Million)	655	334	123	109	47	17	12	28	(16)
EBIT Margin (%)	8.1%	9.4%	7.8%	10.2%	4.9%	3.9%	7.0%	8.1%	-
EBITDA (R$, Million)	1,025	485	214	155	96	40	22	29	(16)
EBITDA Margin (%)	12.6%	13.7%	13.5%	14.5%	10.0%	9.2%	12.5%	8.3%	-

PERFORMANCE BY REGION
BRAZIL

The macroeconomic scenario in Brazil in 1Q16 was more challenging, and demand remained stable. According to Nielsen, the volume in processed products market increased by only 1.3% y/y. Following our efforts to recover profitability of our business in Brazil and offset increases in costs, we increased our prices by 10% on average in January and increased our average price in 1Q16 by 8.4% y/y. The new pricing policy, in line with what had been planned in the end of 2015, was developed on a much more granular and specific basis, with different adjustments by region, channel, and category. We also corrected some distortions among channels that, along 2015, were intensified. The price increase caused a decrease of approximately 10% in volumes y/y, primarily in the processed products category, in January and February, resulting in a decrease in NOR of 2.4% y/y.

Still, the price increase was not enough to offset the strong pressure on costs, primarily due to grains, resulting in a decrease of 3.8p.p. in gross margin y/y. Accordingly, new adjustments are expected to be made in 2Q16 to restore margins in the region.

At the same time, the strict control of expenses by ZBB and gains in efficiency and productivity in logistics and sales offset the decrease in gross margin. Accordingly, in 1Q16, the region had a marginally better EBITDA margin compared to 1Q15.

Brazil	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Volume (Thousand Tons)	538	537	556	593	2,224	484	(9.9%)	(18.2%)
Poultry (In Natura)	107	94	97	98	396	92	(14.0%)	(6.1%)
Pork and Others (In Natura)	24	27	24	23	98	24	2.6%	7.2%
Processed foods	403	421	424	462	1,710	357	(11.4%)	(22.6%)
Others Sales	3	(5)	11	10	19	11	209.9%	6.6%
Net Operating Revenues (R$, Million)	3,626	3,763	3,747	4,126	15,262	3,541	(2.4%)	(14.2%)
Average price (R$/Kg)	6.74	7.01	6.74	6.96	6.86	7.31	8.4%	5.0%
Gross Profit (R$, Million)	1,192	1,233	1,128	1,316	4,869	1,031	(13.5%)	(21.7%)
Gross Margin (%)	32.9%	32.8%	30.1%	31.9%	31.9%	29.1%	(3.8) p.p.	(2.8) p.p.
EBIT (R$, Million)	355	427	270	479	1,531	334	(5.8%)	(30.3%)
EBIT Margin (%)	9.8%	11.4%	7.2%	11.6%	10.0%	9.4%	(0.3) p.p.	(2.2) p.p.
EBITDA (R$, Million)	494	566	409	622	2,092	485	(1.8%)	(22.0%)
EBITDA Margin (%)	13.6%	15.0%	10.9%	15.1%	13.7%	13.7%	0.1 p.p.	(1.4) p.p.

Innovation

1Q16 marked the beginning of a new phase of launches of new BRF products in Brazil. Salamitos, launched in January, achieved a remarkable commercial success.

The new lines of Sadia ready-made dishes and Perdigão family meals also achieved great success. They offer important benefits to the final consumer, such as wellness (provided by Sadia) and family meals (provided by Perdigão). In addition, they also offer practicality and convenience.

Although these launches do not yet represent a significant share in our total sales volume, their contribution margin is above the average for the current portfolio of the Company, which makes us even more confident in their sales growth potential and in the launches that are yet to come.

PERFORMANCE BY REGION BRAZIL

Sales Team

1Q16 was the first full quarter in which the sales team worked on an unified basis. We continue to invest in the uninterrupted development of our sales team and optimization of sales processes.

Accordingly, we made a significant progress in our basic execution at the point of sale and increased the percentage of active clients in our base by more than 10p.p. (y/y). Moreover, the sale success rate (% of sales/visits) of the team continues to grow every quarter, and reached 46.5% in 1Q16.

Sale Success Rate (% of sales/visits)


34.7%
41.5%
45.7%
46.5%
2Q15
3Q15
4Q15
1Q16

Note: The Sale Success rate started to be monitored only as of 2Q15, for which reason we do not show historical results from previous periods.

Market Share

Compared to the last reading from Nielsen, BRF's market share decreased by 0.9 p.p. considering the four main key categories, losing a portion of the 1.4 p.p. market share that we had gained in the previous reading. This result was already expected due to the price increase implemented in January 2016.

Share Valor - Last Reading 2016


62.9%
40.0%
62.0%
65.6%
59.0%
Ready Made
Filled
Cold Cuts
Margarines
Total

Source: Nielsen Bimonthly Retail – Margarines and Ready-made Dishes (Dec/Jan rating); Sausages and Cold Cuts (Jan/Feb rating)

DESEMPENHO POR REGIÃO
MIDDLE EAST/NORTH OF AFRICA (MENA)

NOR from the MENA region totaled R$1,584 million in 1Q16 (+17.9% y/y) due to an increase in volumes (+3.9% y/y) and average prices in Reais (+13.5% y/y). We highlight the 27.1% increase in the volume of processed products y/y, positively affected by the growth in volumes produced locally at the Abu Dhabi plant.

On the other hand, our gross margin in the region decreased by 1.4p.p. compared to 1Q15 and by 8.8 p.p. compared to 4Q15, reflecting the most challenging scenario of the cycle and a decrease in margins, primarily from direct exports of in-natura products from Brazil to the MENA region. EBITDA margin from the region decreased by 3.2p.p. y/y, affected by a lower gross margin and an increase in costs to service the region, reflecting the advance of our own distribution operations. It is important to point out that expenses related to the integration of the acquired companies totaled approximately R$20 million in this quarter. Excluding the result of this additional expenses, the EBITDA margin would be 14.7%.

Notwithstanding MENA's volatile political and economic scenario, the region remains committed to its B2C development agenda, making advances in direct distribution operations and improving its sales mix.

During the quarter, we also highlight: (i) the increase in the investment in our brands, increasing our market share in the region; (ii) the successful full integration of our distribution operations in Qatar, as well as the acquisition of the remaining rights (60%) of distributor Al Khan Foodstuff (AKF) in Oman; (iii) the increase in our own distribution operations to 55% of the sales volume, representing 71% of the gross profit of the region, +7p.p. and +8p.p. y/y, respectively. In 1Q16, our own distribution operations had an average gross margin of approximately 15p.p. above the margin of direct exports of in-natura products from Brazil. This difference in margins totaled approximately 8p.p. on average in 2015.

MENA	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Volume (Thousand Tons)	218	233	233	239	923	227	3.9%	(5.1%)
Poultry (In Natura)	203	221	221	220	866	208	2.1%	(5.8%)
Pork and Others (In Natura)	0	1	1	1	2	1	85.3%	1.8%
Processed foods	14	12	11	17	55	18	27.1%	4.6%
Net Operating Revenues (R$, Million)	1,343	1,579	1,677	1,758	6,358	1,584	17.9%	(9.9%)
Average price (R$/Kg)	6.16	6.76	7.19	7.37	6.89	6.99	13.5%	(5.1%)
Gross Profit (R$, Million)	397	579	667	651	2,294	447	12.5%	(31.3%)
Gross Margin (%)	29.6%	36.7%	39.7%	37.0%	36.1%	28.2%	(1.4) p.p.	(8.8) p.p.
EBIT (R$, Million)	155	320	356	316	1,148	123	(20.7%)	(61.1%)
EBIT Margin (%)	11.6%	20.3%	21.2%	18.0%	18.1%	7.8%	(3.8) p.p.	(10.2)p.p.
EBITDA (R$, Million)	224	401	454	394	1,472	214	(4.6%)	(45.7%)
EBITDA Margin (%)	16.7%	25.4%	27.1%	22.4%	23.2%	13.5%	(3.2) p.p.	(8.9) p.p.
Export Volume of Brazil (CFR)*	114	116	124	119	473	103	(9.7%)	(13.6%)
% in total volume	52.2%	49.7%	53.1%	49.9%	51.2%	45.4%	(6.8) p.p.	(4.5) p.p.

*CFR (Cost and Freight)

DESEMPENHO POR REGIÃO MIDDLE EAST/NORTH OF AFRICA (MENA)

Sales Volume ('000 ton) – Direct Distribution (DDP) and Exports (CFR)



55% of Total Vol.
29% of Total Vol.
160
142
153
148
114
116
124
119
124
66
88
82
91
104
118
109
120
103
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
Exports
Local Direct Distribution

The market share of Sadia in the Gulf region continues to grow in all categories. In February: (i) Griller (in-natura chicken) increased by 3p.p. (reaching 36%); (ii) Chicken cuts increased by 6p.p. (reaching 54%); (iii) Cold cuts increased by 7p.p. (reaching 42%); and (iv) Hamburger increased by 3p.p. (reaching 15%). Outside the Gulf region, we remain operating consistently in North Africa, Yemen, Iraq, and Jordan.

PERFORMANCE BY REGION ASIA

NOR from Asia totaled R$1,071 million in 1Q16 (+44% y/y). It was positively affected by larger volumes (+44% y/y) primarily due to: (i) the partial consolidation of the operations of GFS in the quarter, whose result was 100% included in Asia; (ii) improvements in sale efforts in Japan; and (iii) an increase in volumes and a better portfolio of products in Hong Kong and China. On the other hand, the increase in NOR was not sufficient to offset the impact of the cost increases and, as a result, it pressured EBITDA margin from Asia by 15.8p.p. y/y.

In Japan, competition became more intense as inventories in the region increased significantly, due to a larger volume of exports from Brazil and Thailand, as well as an increase in local production. This excess supply pressured prices in U.S. dollar and margins. The scenario in other markets of the region is more favorable. In general, these markets have been showing a significant increase in volumes, with more attractive margins, despite the pressure on margins exercised by costs.

Another important landmark was the qualification of four plants for exports to Malaysia and three additional plants for exports to China. These plants are expected to add significant volumes throughout the year. We recently opened a local office in Malaysia to support our growth plans in Southeast Asia.

Finally, we completed the acquisition of GFS in the end of January. This acquisition fits BRF's strategy to diversify its global production platform, access consumers in local markets, and complement BRF's portfolio with cooked and highly customized products. At the same time, GFS also benefits from BRF's experience and capillarity in other markets, such as Korea, Middle East, and Europe, and it is already developing specific products for these regions. The first two months of integration have already brought results above expectations.

Asia	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Volume (Thousand Tons)	111	126	108	118	464	161	44.4%	36.1%
Poultry (In Natura)	100	114	96	101	411	116	16.1%	15.5%
Pork and Others (In Natura)	9	9	10	14	43	17	90.9%	20.5%
Processed foods	2	3	2	3	10	7	270.9%	142.6%
Others Sales	0	0	0	0	0	20	-	-
Net Operating Revenues (R$, Million)	745	899	764	882	3,290	1,071	43.8%	21.5%
Average price (R$/Kg)	6.70	7.14	7.06	7.47	7.10	6.67	(0.4%)	(10.7%)
Gross Profit (R$, Million)	258	312	246	244	1,060	212	(18.1%)	(13.3%)
Gross Margin (%)	34.7%	34.7%	32.1%	27.7%	32.2%	19.8%	(14.9) p.p.	(7.9) p.p.
EBIT (R$, Million)	187	232	150	132	701	109	(41.5%)	(17.2%)
EBIT Margin (%)	25.1%	25.8%	19.6%	15.0%	21.3%	10.2%	(14.9) p.p.	(4.8) p.p.
EBITDA (R$, Million)	226	273	190	174	862	155	(31.2%)	(10.5%)
EBITDA Margin (%)	30.3%	30.3%	24.8%	19.7%	26.2%	14.5%	(15.8) p.p.	(5.2) p.p.
Export Volume of Brazil (CFR)*	111	126	108	117	462	125	12.8%	6.7%
% in total volume	99.9%	99.9%	99.8%	99.5%	99.8%	78.0%	(21.9) p.p.	(21.5) p.p.

*CFR (Cost and Freight)

PERFORMANCE BY REGION EUROPA/ EURÁSIA

In 1Q16, NOR from the region totaled R$958 million, +54% y/y. The consolidation of the distributors Invicta and Universal (partial) in the quarter contributed to this result, reinforcing the strategy to consolidate our leadership in the Food Service organized channel, in the United Kingdom market, make advancements in the chain, and improve our mix of products of higher added value.

In Eurasia, where our operations consist basically of exports of in-natura products from Brazil, the 1Q16 scenario was challenging, with average prices in Reais decreasing by 4.8% y/y. The pressure from U.S. dollar prices continues to be influenced by the macroeconomic scenario in Russia, main country of the sub-region, which had negative margins and significantly affected the result from the region.

Increased pressure from costs, tied to the deterioration of results from Eurasia, resulted in a decrease of approximately 21% y/y in EBITDA from the region, and a decrease in margin of 9.4p.p.. If we excluded Russia, EBITDA margin from the region would have been of approximately 14%. Similarly to the MENA region, there are significant differences between local direct distribution operations and direct exports from Brazil. In 1Q16, excluding the Eurasia sub-region, the difference between both operations was of approximately 14p.p. vs. 7p.p., on average, compared to 2015, which again shows the resilience of the strategy.

Europe/Eurasia	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Volume (Thousand Tons)	72	88	100	92	353	93	28.9%	0.8%
Poultry (In Natura)	20	23	29	23	95	21	4.7%	(7.7%)
Pork and Others (In Natura)	10	21	28	25	83	29	191.3%	14.4%
Processed foods	42	45	44	45	174	44	2.7%	(2.5%)
Net Operating Revenues (R$, Million)	622	846	1,124	1,048	3,640	958	54.0%	(8.6%)
Average price (R$/Kg)	8.60	9.59	11.21	11.33	10.30	10.27	19.5%	(9.3%)
Gross Profit (R$, Million)	168	231	326	294	1,019	168	(0.1%)	(42.8%)
Gross Margin (%)	27.1%	27.3%	29.0%	28.1%	28.0%	17.6%	(9.5) p.p.	(10.5)p.p.
EBIT (R$, Million)	82	127	197	167	573	47	(42.7%)	(72.0%)
EBIT Margin (%)	13.1%	15.0%	17.6%	16.0%	15.8%	4.9%	(8.2) p.p.	(11.1) p.p.
EBITDA (R$, Million)	120	165	233	199	717	96	(20.6%)	(52.0%)
EBITDA Margin (%)	19.3%	19.4%	20.7%	19.0%	19.7%	10.0%	(9.4) p.p.	(9.0) p.p.
Export Volume of Brazil (CFR)*	43	52	57	51	203	57	33.4%	11.7%
% in total volume	59.0%	58.7%	57.0%	55.2%	57.4%	61.1%	2.1 p.p.	5.9 p.p.

*CFR (Cost and Freight)

PERFORMANCE BY REGION

LATIN AMERICA (LATAM)

In the LATAM region, NOR totaled R$438 million (+11.2% y/y) in 1Q16. This increase is due to: (i) higher average prices in Reais (+6.6% y/y), influenced by the improvement in the mix of products in the Southern Cone (primarily in Argentina), whose volumes of processed products increased by 16.4%; and (ii) higher volumes (+4.3% y/y), due to the entry in new markets, especially Mexico and the Caribbean, and the increase in and diversification of our mix of products in existing markets, such as Paraguay, Uruguay, and Chile.

EBITDA margin increased by 4.2p.p. y/y, even though it was negatively affected by the industry cycle in markets where direct exports of in-natura products from Brazil are predominant, EBITDA margin was positively affected by the progress of initiatives to improve execution of sales, launching of new products, and the reduction of operating expenses y/y, especially in the Southern Cone.

Considering the acquisitions of Calchaquí and Campo Austral, BRF creates a robust integrated swine platform, adding important brands and complementing its portfolio of cold cuts in the region. These acquisitions bring growth and increase materially BRF's market share in both swine and cold cuts segments, as well as in Argentina's food industry as a whole. In 2015, the two companies combined reported net revenues of approximately US$ 190 million and EBITDA of around US$ 30 million.

LATAM	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Volume (Thousand Tons)	47	53	59	65	224	49	4.3%	(24.5%)
Poultry (In Natura)	14	17	20	22	73	15	7.3%	(31.9%)
Pork and Others (In Natura)	6	6	6	6	24	3	(55.4%)	(54.0%)
Processed foods	27	29	32	37	126	32	16.4%	(15.5%)
Net Operating Revenues (R$, Million)	394	457	565	717	2,132	438	11.2%	(38.9%)
Average price (R$/Kg)	8.32	8.68	9.65	10.96	9.52	8.87	6.6%	(19.1%)
Gross Profit (R$, Million)	73	98	131	181	483	83	14.2%	(54.2%)
Gross Margin (%)	18.5%	21.4%	23.1%	25.3%	22.6%	19.0%	0.5 p.p.	(6.3) p.p.
EBIT (R$, Million)	3	8	46	71	128	17	510.6%	(76.0%)
EBIT Margin (%)	0.7%	1.8%	8.2%	9.9%	6.0%	3.9%	3.2 p.p.	(6.0) p.p.
EBITDA (R$, Million)	19	23	64	93	200	40	105.9%	(57.1%)
EBITDA Margin (%)	4.9%	5.1%	11.3%	13.0%	9.4%	9.2%	4.2 p.p.	(3.9) p.p.
Export Volume of Brazil (CFR)*	8	11	12	18	48	12	52.9%	(33.8%)
% in total volume	16.6%	20.3%	19.8%	27.7%	21.5%	24.3%	7.7 p.p.	(3.4) p.p.

*CFR (Cost and Freight)

PERFORMANCE BY REGION
AFRICA

As of 1Q16, we report Africa as an independent region due to its growth potential. The region faces a delicate economic moment due to the price of oil, which has been aggravating even more its geopolitical issues, especially in Western Africa. This scenario, together with a stronger competition primarily from Europe and the U.S., continue to push U.S. dollar prices downwards in the region in all categories.

Notwithstanding all these challenges, 1Q16 closed with an increase in volumes of 6.4% compared to the previous year. NOR from the region in the quarter totaled R$176 million (+13% y/y), with an average price of R$4.77/Kg, +6.2% y/y, which was not sufficient to offset the increase in costs. Accordingly, gross margin decreased by 8.0p.p. y/y, and EBITDA margin was pressed to 12.5% (-8.6p.p. y/y).

The strategy for the region follows the same dynamics of the others. Its final priority is to advance in the value chain, getting closer to the end consumer, and develop branded products with higher added value. Accordingly, we are putting together a local team that will be responsible for developing this strategy for some priority locations, such as Angola, Ghana, and the Republic of Congo.

Africa	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Volume (Thousand Tons)	35	38	41	43	156	37	6.4%	(13.7%)
Poultry (In Natura)	22	24	26	26	98	23	6.5%	(10.8%)
Pork and Others (In Natura)	4	6	6	6	22	6	53.9%	(8.2%)
Processed foods	9	7	9	11	36	8	(12.6%)	(24.1%)
Net Operating Revenues (R$, Million)	156	173	204	206	739	176	13.0%	(14.6%)
Average price (R$/Kg)	4.50	4.61	4.96	4.82	4.73	4.77	6.2%	(1.0%)
Gross Profit (R$, Million)	55	58	77	70	259	48	(12.9%)	(31.5%)
Gross Margin (%)	35.1%	33.3%	37.6%	33.8%	35.0%	27.1%	(8.0) p.p.	(6.7) p.p.
EBIT (R$, Million)	25	24	36	26	112	12	(51.4%)	(53.1%)
EBIT Margin (%)	16.2%	14.0%	17.8%	12.7%	15.2%	7.0%	(9.2) p.p.	(5.7) p.p.
EBITDA (R$, Million)	33	33	47	34	147	22	(33.1%)	(35.9%)
EBITDA Margin (%)	21.2%	19.3%	22.8%	16.7%	19.9%	12.5%	(8.6) p.p.	(4.2) p.p.
Export Volume of Brazil (CFR)*	35	38	41	43	156	37	6.4%	(13.7%)
% in total volume	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	0.0 p.p.	0.0 p.p.

*CFR (Cost and Freight)

OTHER SEGMENTS

We included in "Other Segments" all volumes of BRF's non-core products, such as animal feed, flours, beef, etc., conducted by "Global Desk."

Other Segments	1Q15	2Q15	3Q15	4Q15	2015	1Q16	y/y	q/q
Volume (Thousand Tons)	40	45	44	43	171	46	14.4%	6.6%
Poultry (In Natura)	0	2	1	1	5	1	199.4%	63.1%
Pork and Others (In Natura)	0	0	0	0	0	6	-	-
Processed foods	1	1	1	1	3	0	-	-
Others Sales	39	41	42	42	163	39	(0.2%)	(7.4%)
Net Operating Revenues (R$, Million)	163	195	199	218	775	353	117.0%	61.8%
Average price (R$/Kg)	4.07	4.37	4.55	5.09	4.53	7.72	89.6%	51.8%
Gross Profit (R$, Million)	20	15	28	43	105	42	112.2%	(2.0%)
Gross Margin (%)	12.3%	7.5%	13.8%	19.9%	13.6%	12.0%	(0.3) p.p.	(7.8) p.p.
EBIT (R$, Million)	13	4	(3)	33	47	28	118.6%	(13.1%)
EBIT Margin (%)	8.0%	2.2%	(1.4%)	15.0%	6.1%	8.1%	0.1 p.p.	(7.0) p.p.
EBITDA (R$, Million)	13	5	(3)	33	48	29	124.5%	(10.7%)
EBITDA Margin (%)	8.0%	2.5%	(1.4%)	15.0%	6.2%	8.3%	0.3 p.p.	(6.7) p.p.

Corporate

In order to improve the visibility of the operating results of each region, BRF now reports items that are not directly related to the regions as corporate adjustments, which include non-recurring income and expenses and equity income not attributed to businesses. In previous reports, these amounts were allocated in the results of the regions, which generated distortions in the understanding of the operating performance of each region.

As mentioned in "Other Operating Results," in this quarter, no significant non-recurring events affected the Company's results, as opposed to 1Q15 and 4Q15.

In 1Q15, non-recurring expenses and equity income totaled R$179 million, primarily due to the strike of truck drivers, restructuring expenses, and tax adjustments. In 4Q15, on the other hand, the Company recorded non-recurring revenues in the amount of R$336 million, primarily from the net gain from the accounting reclassification of Minerva and the recovery of tax expenses.

R$ - Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16
Other Operating Results	(112)	(66)	(36)	336	121	(16)
Equity Income	(67)	(20)	(48)	0	(135)	0
EBIT	(179)	(86)	(84)	336	(13)	(16)
EBITDA	(179)	(86)	(84)	336	(13)	(16)

INDEBTEDNESS

The Company's net debt totaled R$10.1 billion in 1Q16, compared to R$7.3 billion in 4Q15. This increase was primarily due to the payment of acquisitions that we made in the period, in the total amount of R$2.2 billion (GFS: R$1.4 billion; Qatar: R$589 million; and Universal: R$182 million), in addition to the payment of dividends/interest on shareholders' equity in the amount of R$663.1 million.

Accordingly, the Company's pro-forma net debt/EBITDA ratio (in the past 12 months) was 1.69x in 1Q16, compared to 1.28x in 4Q15. However, it is worth noting that this amount includes EBITDA of the past twelve months of such M&As. Excluding such adjustments, leverage would be 1.75x. Excluding M&As, leverage would decrease to 1.37x.

R$ Million	31.03.2016			31.12.2015	Δ%
Debt	**Current**	**Non-current**	**Total**	**Total**	
Local Currency	(1,614)	(4,460)	(6,074)	(3,820)	59.0%
Foreign Currency	(2,551)	(9,281)	(11,832)	(12,026)	(1.6%)
Gross Debt	**(4,165)**	**(13,741)**	**(17,905)**	**(15,846)**	**13.0%**
Cash Investiments					
Local Currency	2,360	838	3,199	1,711	87.0%
Foreign Currency	4,561	0	4,561	6,799	(32.9%)
Total Cash Investments	6,921	838	7,760	8,509	(8.8%)
Net Debt	**2,756**	**(12,902)**	**(10,146)**	**(7,337)**	**38.3%**
Exchange Rate Exposure - US$ Million	-	-	(472)	(117)	302.7%

Total gross indebtedness of R$17,905 million, as set forth above, includes total financial indebtedness, together with other financial liabilities, in the amount of R$684 million, according to Note 23 of the ITR for the quarter ended March 31, 2016.

Net Debt/EBITDA



6,230
5,951
6,949
7,337
10,146
1.26
1.12
1.24
1.28
1.69*
1Q15
2Q15
3Q15
4Q15
1Q16
Net Debt
Net Debt / EBITDA

In 3Q15, EBITDA includes R$213 million in connection with the operating income from the sale of the dairy division.
*Net debt/EBITDA ratio considering pro-forma information of M&As.

INVESTMENTS (CAPEX)

Investments made in the quarter totaled R$608 million, of which R$362 million was invested in growth, efficiency, and support, R$161 million was invested in biological assets, and R$85 million was invested in leasing and others. We also highlight R$835 million in fixed/intangible assets regarding the acquisition of Qatar National Import and Export Co., Golden Foods Siam in Thailand, and Universal Meats in the United Kingdom.

The main projects in the quarter are, among others:

• Operational Footprint: continuous development of Footprint optimization projects focused on the flexibilization of production and reduction of our service costs. In 1Q16, a portion of our investment in Footprint was associated with the expansion and optimization of our poultry plant in Rio Cuarto, Argentina, our poultry plant in Lucas do Rio Verde, and our pork plant in Toledo.

• Market Demand: a significant portion of investments was allocated to meet the demand of markets focused on products of higher added value. In this quarter, we highlight investments allocated to meet the demands of Europe, Middle East, and Brazil.

• Innovation and Quality: these items are increasingly important for the Company. We highlight investments made in the quarter in innovation (new products and packaging) and quality (maintaining our products in line with the high standards of BRF). These investments are expected to become more significant within the portfolio of projects of the Company in 2016 and contribute to improve margins and reduce the volatility of our businesses.

• Automation: we continue to invest in automation, not only to achieve financial return, but also to reduce factory turnover and improve the well-being of employees. We also continue to make investments in support, as required to maintain our businesses.

FINANCIAL CYCLE

The Company's financial cycle increased from 32.6 days in 1Q15 to 37.7 days in 1Q16. It is worth noting that we are including the pro-forma amounts of acquired companies (Qatar, GFS, and Universal). Excluding pro-forma revenues and costs, the financial cycle totals 40.4 days. This difference is due to the fact that the calculation methodology of the financial cycle takes into account accumulated revenues and costs for the past 12 months, but only balance sheet (working capital) is fully and immediately consolidated. As we create a history of accumulated revenues and costs of the acquired companies, this effect will be gradually eliminated. Excluding acquisitions, the financial cycle would total 35.0 days.

Moreover, as disclosed in previous quarters, our strategy to advance in the value chain, more recently with the acquisition of distributors in the Middle East and the United Kingdom, structurally increases our inventories and accounts receivable.

Financial Cycle - (Accounts Receivable + Inventories – Accounts Payable)



58.4
57.4
56.2
49.5
41.8
36.4
41.1
36.9
32.6
34.4
38.8
34.3
37.7*
14.8%
14.6%
14.0%
13.0%
11.0%
9.8%
10.8%
10.1%
8.8%
9.5%
10.8%
10.3%
10.8%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
3 Accounts / NOR
Financial Cycle

*Financial cycle adjusted by LTM revenue and costs of acquisitions in the period.

FREE CASH FLOW

Free cash flow totaled R$2,907 billion in the past twelve-month period. The effect from consolidation of the balance sheet of the acquired companies was excluded. However, the effect of the variation of the financial cycle, from the date of the initial consolidation to the end of the quarter, was included.

The first quarter totaled R$566 million compared to R$1,081 million in 1Q15. There was an improvement in working capital in 1Q16, of R$149 million, lower than the improvement recorded last year, of R$422 million. Moreover, in 1Q16, CAPEX was R$316 million higher compared to last year. However, this increased CAPEX refers to a phasing issue through the year as the total CAPEX for 2016 remains in line with the CAPEX of 2015.

FCF
(EBITDA –Financial Cycle Variation – CAPEX)


101
688
1,150
1,531
2,595
3,184
3,125
4,148
4,096
3,776
3,782
3,422
2,907
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16

Slaughtering and Production

Production	1Q16	1Q15	y/y	4Q15	q/q
Poultry Slaughter (Million Heads)	428	407	5.3%	448	(4.5%)
Hog Slaughter (Thousand Heads)	2,414	2,209	9.3%	2,407	0.3%
Cattle Slaughter (Thousand Heads)	38	38	(0.5%)	31	24.5%
Production (Thousand Tons)	1,019	1,090	(6.5%)	1,099	(7.3%)
Meats	915	978	(6.5%)	967	(5.4%)
Other Processed Products	104	112	(7.0%)	132	(21.3%)
Feed and Premix (Thousand Tons)	2,551	2,589	(1.5%)	2,589	(1.5%)

Social Balance and Appreciation of the Human Capital

BRF continuously seeks to capture synergies and efficiencies in its operations. The Company relies on the strategic location of its 35 plants in Brazil, 6 industrial units in Argentina, 2 in Europe (England and Holland), 5 in Thailand, and 1 in the United Arab Emirates (Abu Dhabi), 20 distribution centers in Brazil and 21 abroad, and 25 offices in international markets, in addition to Transit Shift Points (TSPs), poultry farms and sales branches. The Company currently has approximately 105 thousand employees in the world, focused on the continuous improvement of quality indicators, level of service, and performance of their jobs.

The Viva BRF culture has been representing a great symbol of belonging and engagement for our employees. We are now sharing this movement with those who are part of our chain, inviting partners and the community to experience this new partnership and relationship with BRF.

In the first quarter, we held meetings with associates, suppliers, and carriers to develop a closer partnership. Moreover, the Company has been discussing the term "Food Lovers," meaning that our people are passionate about what they do, placing food at the core of our actions and purposes, and strongly bringing this cause to materialize the Viva BRF culture throughout this year.

SSMA

The Health, Safety and Environment Management (Saúde, Segurança e Meio Ambiente – SSMA) continues to focus on the reduction of occupational accidents and has been consolidating its performance at each year. In 1Q16, the occupational accidents rate with leave was 0.89 compared to 2.54 in 1Q15, representing a 65% decrease.

Relationship with Independent Auditors

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company informs that its policy of engagement of services not related to external audit is based on principles that protect auditor's independence.

Pursuant to CVM Instruction No. 381/03, in the three-month period ended March 31, 2016, Ernst & Young Auditores Independentes S.S. was not engaged to provide services that were not related to external audit.

Pursuant to CVM Instruction No. 480/09, management, in the meeting held on April 28, 2016, represents that it discussed, reviewed, and agreed with the information expressed in the review report of independent auditors on the financial information for 1Q16.

Disclaimer

The representations included in this report concerning prospective businesses of the Company, projections and results, and the Company's potential growth are mere forecasts based on the expectations of management with regards to the future of the Company. These expectations rely heavily on market changes and the general economic performance of the country, industry, and international market, and are therefore subject to change.

FINANCIAL STATEMENT

Financial Statement - R$ Million	1Q16	1Q15	y/y	4Q15	q/q
Net Operating Revenues	**8,120**	**7,048**	**15.2%**	**8,955**	**(9.3%)**
Cost of Sales	(6,090)	(4,885)	24.7%	(6,155)	(1.1%)
% of the NOR	(75.0%)	(69.3%)	(5.7) p.p.	(68.7%)	(6.3) p.p.
Gross Profit	**2,031**	**2,164**	**(6.1%)**	**2,799**	**(27.5%)**
% of the NOR	25.0%	30.7%	(5.7) p.p.	31.3%	(6.3) p.p.
Operating Expenses	**(1,341)**	**(1,191)**	**12.6%**	**(1,471)**	**(8.8%)**
% of the NOR	(16.5%)	(16.9%)	0.4 p.p.	(16.4%)	(0.1) p.p.
Selling Expenses	**(1,208)**	**(1,084)**	**11.4%**	**(1,331)**	**(9.2%)**
% of the NOR	(14.9%)	(15.4%)	0.5 p.p.	(14.9%)	0.0 p.p.
Fixed	(769)	(701)	9.6%	(852)	(9.8%)
Variable	(439)	(382)	14.8%	(478)	(8.2%)
General and Administrative Expenses	**(134)**	**(108)**	**24.4%**	**(140)**	**(4.6%)**
% of the NOR	(1.6%)	(1.5%)	(0.1) p.p.	(1.6%)	(0.1) p.p.
Honorary of our Administrators	(8)	(7)	15.0%	(7)	13.0%
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.1%)	0.0 p.p.
General and Administrative	(126)	(101)	25.0%	(133)	(5.5%)
% of the NOR	(1.6%)	(1.4%)	(0.1) p.p.	(1.5%)	(0.1) p.p.
Operating Income	**689**	**973**	**(29.1%)**	**1,329**	**(48.1%)**
% of the NOR	8.5%	13.8%	(5.3) p.p.	14.8%	(6.3) p.p.
Other Operating Results	**(46)**	**(273)**	(83.0%)	**226**	**(120.5%)**
Equity Income	**12**	**(59)**	-	**6**	**107.6%**
EBIT	**655**	**641**	**2.2%**	**1,560**	**(58.0%)**
% of the NOR	8.1%	9.1%	(1.0) p.p.	17.4%	(9.4) p.p.
Net Financial Income	**(604)**	**(108)**	**461.9%**	**(381)**	**58.5%**
Income before Taxes	**51**	**533**	**(90.5%)**	**1,179**	**(95.7%)**
% of the NOR	0.6%	7.6%	(6.9) p.p.	13.2%	(12.5) p.p.
Income Tax and Social Contribution	(9)	(72)	(87.0%)	255	(103.7%)
% of Income before Taxes	(18.4%)	(13.4%)	(4.9) p.p.	21.6%	(40.0) p.p.
Net Income	**39**	**462**	**(91.5%)**	**1,415**	**(97.2%)**
% of the NOR	**0.5%**	**6.5%**	**(6.1) p.p.**	**15.8%**	**(15.3) p.p.**
EBITDA	**1,025**	**951**	**7.8%**	**1,885**	**(45.6%)**
% of the NOR	**12.6%**	**13.5%**	**(0.9) p.p.**	**21.0%**	**(8.4) p.p.**

BALANCE SHEET

Balance Sheet - R$ Million	03.31.16	03.31.15	12.31.15
Assets			
Current Assets			
Cash and Cash Equivalents	5,639	5,874	5,363
Financial Investments	852	614	735
Accounts Receivable	3,234	2,562	3,876
Recoverable Taxes	1,309	990	1,232
Dividends/Interest on shareholders' equity receivable	9	1	22
Securities Receivable	299	221	304
Inventories	4,518	3,337	4,033
Biological Assets	1,494	1,201	1,330
Other Financial Assets	372	476	129
Other Receivables	445	262	369
Anticipated expenses	396	272	409
Restricted Cash	58	0	1,346
Non-Current Assets held to sale and discontinued operation	23	1,963	32
Total Current Assets	**18,648**	**17,775**	**19,180**
Non-current Assets			
Long-term assets	**5,083**	**3,984**	**5,095**
Cash Investments	397	64	456
Accounts Receivable	5	9	4
Judicial Deposits	777	627	732
Biological Assets	797	697	761
Securities Receivable	210	337	231
Recoverable Taxes	1,144	933	969
Deferred Taxes	1,115	888	1,256
Restricted Cash	441	120	480
Other Receivables	197	308	207
Permanent Assets	**17,745**	**14,958**	**16,113**
Investments	163	391	186
Property, Plant and Equipment	11,268	10,090	10,916
Intangible	6,314	4,477	5,011
Total Non-Current Assets	**22,828**	**18,942**	**21,208**
Total Assets	**41,476**	**36,717**	**40,388**

BALANCE SHEET

Balance Sheet - R$ Million	03.31.16	03.31.15	12.31.15
Liabilities and Equity			
Current Liabilities			
Loans and Financing	3,481	2,427	2,628
Suppliers	4,857	3,926	4,745
Supply Chain Risk	805	455	1,175
Payroll and Mandatory Social Charges	513	478	478
Taxes Payable	402	366	353
Dividends/ Interest on Shareholders' Equity	3	3	518
Management and Staff Profit Sharing	26	107	296
Other Financial Liabilities	684	656	667
Provisions	231	255	231
Employee Pension Plan	67	56	67
Other Liabilities	385	219	462
Liabilities related to non-current assets held for sale and discontinued operations	0	520	0
Total Current Liabilities	**11,454**	**9,467**	**11,621**
Non-Current Liabilities			
Loans and Financing	13,741	10,295	12,551
Suppliers	151	154	155
Taxes and Social Charges Payable	24	28	26
Provision for Tax, Civil and Labor Contingencies	1,007	924	974
Deferred Taxes	182	126	188
Employee Pension Plan	242	269	232
Other Liabilities	832	530	804
Total Non-Current Liabilities	**16,178**	**12,325**	**14,931**
Total Liabilities	**27,632**	**21,792**	**26,552**
Shareholders' Equity			
Capital Stock	12,460	12,460	12,460
Capital Reserves	1	104	7
Profit Reserves	2,241	3,974	6,077
Other Related Results	(873)	(864)	(1,080)
Retained Profits	39	465	0
Transfer Reserves and Tax Incentives	(24)	(28)	-
Treasury Shares	(365)	(1,304)	(3,948)
Non-Controling Shareholders	365	117	319
Total Shareholders' Equity	**13,844**	**14,925**	**13,836**
Total Liabilities and Shareholders' Equity	**41,476**	**36,717**	**40,388**

CASH FLOW

Cash Flow - R$ Million	1Q16	1Q15	y/y	4Q15	q/q
Operating Activities					
Result for the Fiscal Year	39	462	(91.5%)	1,415	(97.2%)
Adjustments to the Result	454	935	(48.9%)	(10)	(4795.4%)
Changes in Assets and Liabilities					
Accounts Receivable from Clients	962	424	127.0%	(490)	(296.5%)
Inventory	(211)	(395)	(46.5%)	129	(264.0%)
Biological Assets	(164)	(71)	132.5%	(59)	180.6%
Interest on Shareholders' Equity Received	(12)	9	(228.7%)	1	(1201.2%)
Suppliers	(29)	380	(107.7%)	(157)	-81.4%
Suppliers Chain Risk	(369)	-	-	303	(222.0%)
Payment of Contingencies	(49)	(55)	(10.3%)	(53)	(7.2%)
Interest Payments	(82)	(120)	(31.4%)	(249)	(66.8%)
Payment of Income Tax and Social Contribution	(1)	(1)	12.3%	(1)	71.4%
Salaries, Social Obligations and Others	(648)	(92)	633.1%	(485)	38.6%
Net Cash provided by the Continued Operating Activities	(111)	1,477	(107.5%)	345	(132.1%)
Cash and Cash Equivalents by Discontinued Operating Activities	-	4	-	-	-
Net Cash provided by Operating Activities	**(111)**	**1,481**	**(107.5%)**	**345**	**(132.1%)**
Investment Activities					
Financial Investments	-	75	(100.0%)	-	-
Investment in Restricted Cash	(1,327)	(5)	-	(1,367)	(98.6%)
Goodwill on Acquisition of Non-Controlling Shareholders	-	-	-	-	-
Acquisition of Companies	(2,134)	-	-	(17)	-
Acquisition of Interests in Joint Venture	(0)	(0)	(27.2%)	(0)	(25.8%)
Acquisition of Fixed Assets/ Investments	(459)	(157)	192.1%	(234)	95.7%
Acquisition of Biological Assets	(172)	(132)	30.2%	(165)	4.0%
Revenue from the Sale of Fixed Assets	47	40	16.5%	44	6.0%
Intangible Investments	(24)	(7)	245.9%	(180)	(86.8%)
Net Cash provided by the Continued Investment Activities	(1,415)	(187)	656.8%	(1,919)	(26.3%)
Net Cash provided by the discontinued Investment Activities	-	(6)	-	-	-
Net Cash provided by Investment Activities	**(1,415)**	**(193)**	**633.3%**	**(1,919)**	**(26.3%)**

CASH FLOW

Cash Flow - R$ Million	1Q16	1Q15	y/y	4Q15	q/q
Financing Activities					
Loans and Financing	2,866	(504)	(668.6%)	592	384.5%
Interest on Shareholders' Equity	(663)	(463)	-	-	-
Sale of Treasury Shares	(179)	(1,029)	(82.6%)	(1,274)	(86.0%)
Disposal of Treasury Shares	-	19	(100.0%)	(8)	(100.0%)
Net Cash provided by Financing Activities	2,024	(1,977)	(202.4%)	(690)	(393.2%)
Cash generated (applied) in the financing activities	**2,024**	**(1,977)**	**(202.4%)**	**(690)**	**(393.2%)**
Effect of Exchange Rate Variation on Cash and Cash Equivalents	(222)	556	(139.9%)	(97)	129.5%
Net Increase (Decrease) in Cash Held	**276**	**(133)**	**(307.5%)**	**(2,361)**	**(111.7%)**
Cash and Cash Equivalents at the Beginning of the Period	**5,363**	**6,007**	**(10.7%)**	**7,724**	**(30.6%)**
Cash and Cash Equivalents at the End of the Period	**5,639**	**5,874**	**(4.0%)**	**5,363**	**5.2%**